UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

SEC FILE NUMBER: 811-21994
CUSIP NUMBER: 33735C106

 (Check One):
[ ]Form 10K [ ]Form 20-F [ ]Form 11-K [ ]Form 10-Q [ ]Form 10-D [ ]Form N-SAR [ ]Form N-CSR
For Period Ended:

[ ]Transition Report on Form 10K
[ ]Transition Report on Form 20-F
[ ]Transition Report on Form 11-K
[ ]Transition Report on Form 10-Q
[X]Transition Report on Form N-SAR
For the Transitional Period Ended: October 31, 2007

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Full Name of Registrant: FIRST TRUST STRATEGIC HIGH INCOME FUND III

Former Name if applicable: Not Applicable

Address of principal executive office: 1001 Warrenville Road Suite 300

City, state and zip code: Lisle, IL  60532

PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)
                               [ X ]

(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)	The subject annual report, semi-annual report, transition
report on Form 10-K, 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date: or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant's statement or other exhibit require by Rule
12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F
11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

Registrant is unable to complete its Form N-SAR relating to the six-month period ended October 31, 2007 within the prescribed time period without unreasonable effort or expense as the registrant has changed its fiscal year end to January 31. Registrant expects to file its Transition Report on Form N-SAR on or before the 15th calendar day following the prescribed due date.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to
this notification:

Name: W. Scott Jardine
Telephone: (630) 241-4141

(2)	Have all other periodic reports required under Section 13 or
15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be
included in the subject report or portion thereof?   [ ] Yes  [X] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -

             FIRST TRUST STRATEGIC HIGH INCOME FUND III
            (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: January 2, 2008

By: /s/Mark R. Bradley
    Mark R. Bradley
    Chief Financial Officer